Exhibit 99.91













                                            December 14, 1994


         Contact:

         FOR KKR:
         Ruth Pachman/Dawn Dover/Josh Pekarsky
         Kekst and Company
         (212) 593-2655

                                             For Immediate Release

                         BORDEN RECEIVES BANK COMMITMENTS
                      IN CONNECTION WITH KKR EXCHANGE OFFER

         December 14, 1994, New York, NY -- Kohlberg Kravis Roberts & Co. announced today that Borden, Inc. (NYSE: BN) and T.M. Investors Limited Partnership, a partnership which includes certain Borden affiliates, have received commitments for $2.075 billion in credit facilities. The commitments are in connection with the pending exchange offer by Borden Acquisition Corp., a KKR affiliate, for all of Borden's outstanding common stock. The availability of the credit facilities is expressly conditioned on the successful completion of the KKR exchange offer.

         The credit facilities will be used to refinance existing debt and for Borden's general corporate and working capital purposes. None of the proceeds of the credit facilities will be used to fund the acquisition of Borden shares in the exchange offer or in any merger between Borden and a KKR affiliate. The receipt of commitments to refinance Borden's and the TMI partnership's existing debt on acceptable terms is a condition to the consummation of the exchange offer.

         A KKR spokesperson said that KKR expects to be in a position to consummate its exchange offer for all outstanding Borden shares on December 20, 1994.


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